Exhibit 1.02

 Data I/O Corporation’s Conflict Minerals Report

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Data I/O Corporation (“Data I/O,” the “Company,” “we,” “us,” or “our”) and subsidiaries for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company and Manufacturing Overview

Data I/O Corporation and its subsidiaries manufacture or contract to manufacture electronic equipment used primarily in our customer’s production process for semiconductor programming and handling.  We had approximately $18.7 million in revenue in 2013, with 82 employees at the end of 2013.  Our manufacturing takes place in Redmond, Washington USA; Shanghai, China; and Germany.  Our manufacturing primarily consists of final assembly of purchased parts and subassemblies.  We contract for the manufacture of certain subassemblies, boards and adapters.

Assessment of Products

We assessed our products to determine if they contained necessary conflict minerals.  We determined our software products did not contain conflict minerals.  Our equipment products (PSV7000, PS588, PS388, FLXHD, FLX500, ProLine RoadRunner, RoadRunner3, FlashPAK III, FlashCORE programmers, Sprint programmers, Unifam programmers and related options for media handling, vision, laser marking, and adapters) all include one or more necessary conflict minerals.

Process

We created an internal team sponsored by our Vice President of Operations and our Chief Financial Officer and driven by our internal supply chain and administrative personnel from each of our USA, China and German offices.

We established our conflict mineral policy and the use of a due diligence framework.  We developed a supplier contact and survey process and reviewed supply chain risk and mitigation.  We developed a documentation management information system and records retention to comply with the conflict mineral reporting requirements.

Conflict Minerals Policy

Data I/O is committed to working with our global supply chain to achieve greater transparency in our supply chain.  Our goal is to source responsibly to manufacture products that do not contain Conflict Minerals that support armed conflict in any of the Covered Countries.  As a result, we have established a conflict minerals compliance program that is designed to follow the framework established by the OECD in all material respects.  As part of that program, we expect that our suppliers conduct conflict minerals due diligence through their supply chains and report their results to us.

Due Diligence Framework

In conducting our due diligence, we implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

As an electronics manufacturer, Data I/O’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.  As a company in the semiconductor programming equipment business, Data I/O is several levels removed from the smelter or actual mining of conflict minerals.  DATA I/O does not make purchases of raw ore or unrefined conflict minerals, makes no purchases from smelters or metal traders, and makes no purchases in the Covered Countries.  We depend entirely on our multi-tiered supply chain to provide conflict mineral sourcing information.

Data I/O’s Due Diligence

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Assessed our products as to whether they contained conflict minerals and if so that the conflict minerals were necessary to the function of the products. All of our equipment products contain one or more necessary conflict minerals.

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Contacted our suppliers and interviewed them regarding their conflict mineral sourcing as well as discussing their supply-chain for items including conflict minerals. This involved educating them on the SEC reporting requirements and our due diligence expectations.

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Reasonable country of origin inquiry and due diligence by conducting a supply-chain survey with 468 direct suppliers of materials potentially containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Data I/O does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. We rely upon the industry (for example, EICC and CFSI) and larger entities’ efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

Certain suppliers were able to identify specifically the smelters or refiners of Conflict Minerals that went into parts supplied to us.  These responses included the names of smelters or refiners listed in the table below.  We compared these facilities to the CFSI list of smelters and refiners.   We were not able to verify that all of the smelters or refiners named were certified Conflict-Free by CSFI, sometimes due to differences in names used by smelters or refiners.

With the exception of the responding suppliers described above, we are therefore unable to identify any of the other smelters or refiners actually in our supply chain.

Our identified smelter, facility country and metal table is provided at the bottom of this report.

Conflict Mineral Reporting Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not its products contain conflict minerals: (1) from recycled or scrap sources as defined in the Conflict Minerals Rule, (2) that did not originate in the Covered Countries, or (3) that did not directly or indirectly finance or benefit armed groups, as defined in the Conflict Minerals Rule, in the Covered Countries.

Our conclusion was due to a lack of information from our suppliers, regarding sourcing of parts and metals with conflict mineral content, required to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Independent Audit

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years for smaller reporting companies such as Data I/O, if a registrant’s products are “DRC conflict undeterminable”.

Current and Future Steps

We continue to follow up with suppliers on completing and expanding surveys and working with their supply chains to identify the sourcing of conflict minerals.  For the purpose of the required Reasonable Country of Origin Inquiry (RCOI) and additional due diligence, we continued to receive supply chain responses through May 28, 2014.  In future compliance periods, we intend to take additional steps to improve the information gathered in our due diligence in order to further determine sourcing, and mitigate the risk that the necessary conflict minerals benefit armed groups in the covered countries.  The future steps include:

-	Increase the response rate and completeness of suppliers’ smelters surveys, especially with the supply-chain of suppliers to our suppliers.
-	Encourage and negotiate with suppliers to responsibly source items containing conflict minerals and provide transparency with their supply-chain as to conflict mineral sourcing.
-	Contacting smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.

We expect the Company and our suppliers whose products contain conflict minerals to responsibly source and provide information as to the source of conflict minerals, as well as expecting their sub tier suppliers to do the same.  We expect that conflict mineral RCOI processes and systems are designed consistent with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas.  If we determine that any supplier is sourcing DRC conflict minerals that benefit armed groups, then we expect the supplier to commit to plan and take corrective action to move to a conflict free source.  If suitable action is not taken, we expect to look to alternative sources for the product.  Our efforts are not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region.  If we determine that any of the components of our products contain minerals from a mine, smelter or facility that is “non-conflict free”, we expect to work towards transitioning to products that are “conflict free”.  Our ability to do so is dependent on the criticality of the specific part and the availability of alternative suppliers.

Identified Smelter, Facility Country and Metal Table

Smelter	Facility Country	Metal
Argor Heraeus	SWITZERLAND	Gold
Asahi Pretec Corporation	JAPAN	Gold
Dowa Metals & Mining.	JAPAN	Gold
Henan Zhongyuan Gold Smelter of Zhongjin Gold Co. Ltd.	CHINA	Gold
Heraeus Hong Kong	HONG KONG	Gold
Heraeus Ltd. Hong Kong	HONG KONG	Gold
Indonesia State Tin Corporation, MentokSmelter	INDONESIA	Tin
Ishifuku Metal Industry Co., Ltd.	JAPAN	Gold
JX Nippon Mining & Metals Co., Ltd.	JAPAN	Gold
Kojima Chemicals Co., Ltd	JAPAN	Gold
Liuzhou China Tin	CHINA	Tin
macderlun	CHINA	Gold
Malaysia Smelting Corporation (MSC)	MALAYSIA	Tin
Malaysia Smelting Corporation Berhad	MALAYSIA	Tin
Matsuda Sangyo Co., Ltd.	JAPAN	Gold
Mentok	INDONESIA	Tin
Metalor Switzerland	SWITZERLAND	Gold
Mitsubishi Materials Corporation	JAPAN	Tin
Mitsubishi Materials Corporation	JAPAN	Gold
Mitsui Mining and Smelting Co., Ltd.	JAPAN	Gold
Nihon Material Co. LTD	JAPAN	Gold
PT Bukit Timah	INDONESIA	Tin
PT Koba Tin	INDONESIA	Tin
PT Tambang Timah	INDONESIA	Tin
PT Timah	INDONESIA	Tin
Shandong Zhaojin Gold & Silver Refinery Co. Ltd	CHINA	Gold
ShangDongZhaoJinLiFu noble metal CO.,LTD.	CHINA	Gold
Solar Applied Materials Taiwan	TAIWAN	Gold
Sumitomo Metal Mining Co., Ltd.	JAPAN	Gold
Tanaka Denshi Kogyo K.K	JAPAN	Gold
Tanaka Kikinzoku Kogyo K.K.	JAPAN	Gold
Thailand Smelting and Refining Co. Ltd.	THAILAND	Tin
Thaisarco	THAILAND	Tin
Tokuriki Honten Co., Ltd	JAPAN	Gold
Valcambi SA	SWITZERLAND	Gold
Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	CHINA	Tin
Yunnan Tin Company Limited	CHINA	Tin
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	Gold

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “future,” “plans,” and “intends,” and similar expressions are used to identify these forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.